

June 13, 2013

Via E-mail
David J. DeBrunner
Vice President, Chief Accounting Officer,
and Corporate Controller
Ally Financial Inc.
200 Renaissance Center
P.O. Box 200
Detroit, MI 48265-2000

> **Re:** **Ally Financial Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2013**
> **Filed May 1, 2013**
> **File No. 001-03754**

Dear Mr. DeBrunner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 1A. Risk Factors

The profitability and financial condition of our operations..., page 15

1.   We note your disclosure that "some competitors have or could have exclusive agreements with GM and/or Chrysler." Tell us whether you are aware of any competitors that currently have exclusive agreements with GM and/or Chrysler and revise your disclosure in future filings as appropriate.

2.   In future filings please add a separate risk factor to discuss the impact of the expiration of the exclusivity agreements with Chrysler and GM.

Item 11. Executive Compensation, page 214

3.   Please tell us why you have not disclosed the 2011 Incentive Compensation Plan, 2011 Executive Performance Plan, Employee Stock Purchase Plan and 2011 Non-Employee Directors Equity Compensation Plan, as you have done in the Form S-1 registration statement (File No. 333-173198). Refer to prior comment 17 in our letter dated May 8, 2012.

Form 10-Q for Fiscal Quarter Ended March 31, 2013

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 21.   Income Taxes

4.   We note you have recorded a partial allowance for your deferred tax asset at December 31, 2012 and March 31, 2013 and have released a portion of the valuation allowance during fiscal 2012 and in the interim period of March 31, 2013. Please provide us with specific detailed information to support the realizability of the net deferred tax asset, and your accounting, at December 31, 2012 and March 31, 2013.   Please make sure to address the following in your response:

- We note that you have recognized significant cumulative losses from continuing operations during the fiscal 2007-2012 periods, and continued to recognize losses from continuing operations during the 3 months ended March 31, 2013. In determining the need for a valuation allowance, forming a conclusion that a valuation allowance is not necessary is difficult when there is negative evidence such as cumulative losses from continuing operations, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 – 23 of ASC 740-10-30).   Furthermore the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified, specifically concerning forecasts of future taxable income. Your disclosures assert that positive evidence includes your assessment of forecasts of future taxable income that is sufficient to realize net operating loss carryforwards before their expiration. Given this information and the guidance provided in ASC 740-10-30, please provide us with specific evidence to support the realizability of the net deferred tax asset at March 31, 2013 and December 31, 2012.
- Given your plans to book an additional $1.55 billion legal liability expenses in the second quarter of 2013, as disclosed in the 8-K filed May 23, 2013, please provide us with a timeline of events surrounding this eventual legal contingencies at March 31,

2013 and December 31, 2012 and tell us how you factored this potential liability into your conclusion regarding the realizability of the net deferred tax asset at March 31, 2013 and December 31, 2012.

Item 2. Management's Discussion and Analysis of Financial Condition

Capital Planning and Stress Tests, page 107

5.   We note your disclosure that you provided a capital plan, which was rejected by the Federal Reserve Board, and your disclosure that you continue to have ongoing discussions. In future filings, please discuss management's view of the material actions and other changes that Ally may make in order to implement a capital program or otherwise to shore up its capital in response to the stress tests.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving, Staff Accountant, at (202) 551-3321 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Attorney-Adviser, at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Richard J. Sandler, Esq.
         Richard A. Drucker, Esq.
              Davis Polk & Wardwell LLP